

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2019

Via E-Mail

F. Mark Reuter
Keating Muething Kiekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, OH 45202

> **Re: Medpace Holdings, Inc.**
> **Schedule TO-T/A filed August 15, 2019**
> **File No. 5-89605**

Dear Mr. Reuter:

The Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments follow.

Schedule TO-T/A filed August 15, 2019

General

1. Refer to comment 2 in our prior comment letter dated August 13, 2019. On page 8 of the revised Offer to Purchase, you state that options to purchase 921,896 shares of Medpace Holdings are issued and outstanding under the 2014 Plan. You further state that "[o]f the outstanding options, options to purchase 876,533 shares of common stock are Eligible Options with respect to the Offer." Since the Offer must comply with the all-holders provisions of Rule 14d-10(a)(1), explain which options are excluded and why. Your response letter should provide an analysis of how exclusion of these options is consistent with the requirements of Rule 14d-1(a)(1).

Information Concerning Medpace, Medpace Holdings and Medpace Investors

2. Refer to comment 10 in our last comment letter and the revised disclosure included here in response to that comment. As requested, this section should be revised to include all of the disclosure required by Item 1003(a)-(c) for each filing person on the Schedule TO and all of the affiliated persons captured by General Instruction C to Schedule TO. The revised disclosure should identify the "other members of Medpace Investors" besides Mr. Troendle. Currently, you identify them as "the executive officers of Medpace Holdings

and other employees of Medpace and subsidiaries of Medpace." Once these individuals are identified, please ensure that all of the disclosure required by Item 1003(a)-(c) is provided as to each.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions